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                              February 8, 2022

       Paul Falconer
       Chief Executive Officer
       LNPR GROUP INC.
       5190 Neil Rd. Ste. 430
       Reno, NV 89502

                                                        Re: LNPR GROUP INC.
                                                            Registration
Statement on Form 10
                                                            Filed January 28,
2022
                                                            File No. 000-54171

       Dear Mr. Falconer:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically,

                                                        Your registration
statement fails to include an audit report that complies with Article 2 of
                                                        Regulation S-X.
              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Austin
Wood at 202-551-5586 with any questions.




                              Sincerely,


                              Division of Corporation Finance

                              Office of Real Estate & Construction